UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2019

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

Coca-Cola ANDINA

RR 4Q18

4Q18 Results Report

Conference call details
Friday, March 1, 2019
11:00 am Chile – 9:00 am EST

Dial-IN Participants
U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access Code: ANDINA

Replay
U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access Code: 58214785
Replay available until March 15, 2019

Audio
Available at **www.koandina.com**
Monday, March 4, 2019

February 28, 2019

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Ignacio Morales, Finance and Treasury Manager
(56-2) 2338-0528 / andina.ir@koandina.com

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 213.5 million unit cases, decreasing 3.4% regarding the same quarter of the previous year. Accumulated Consolidated Sales Volume reached 750.6 million unit cases, which represents a 0.8% decrease with respect to the previous year.

Quarterly and accumulated consolidated results were significantly impacted by (i) the categorization of Argentina as a hyperinflationary economy, which implied the adoption of the International Accounting Standard (“IAS 29”*) over the results of our operation in Argentina, and (ii) the depreciation during the quarter of local currencies regarding the reporting currency, especially the Argentine peso and the Brazilian real. Isolating these two effects, i.e., without adopting IAS 29 on our results and based on neutral currency**, Company figures are the following:

•                  Consolidated Net Sales for the quarter amounted to Ch$595,253 million, increasing 13.5%. Accumulated consolidated Net Sales reached Ch$2,063,349 million, representing a 11.6% growth in the period.

•                  Consolidated Operating Income(1) for the quarter reached Ch$101,911 million, representing a 24.1% increase. Accumulated consolidated Operating Income reached Ch$291,375 million, a 22.1% increase.

•                  Consolidated Adjusted EBITDA(2) reached Ch$128,578 million, an increase of 20.8% in the quarter. Accumulated Adjusted EBITDA reached Ch$395,052 million, which represents a 16.9% growth.

•                  Net Income attributable to the owners of the controller reached Ch$52,625 million, increasing 19.3% in the quarter, while for the full year Net Income attributable to the owners of the controller increased 19.2% reaching Ch$140,473 million.

Company figures reported, which include the adoption of IAS 29 beginning January 1, 2018, are as follows:

•                  Consolidated Net Sales for the quarter amounted to Ch$480,508 million, decreasing 8.4% regarding the same quarter of the previous year. Accumulated Consolidated Net Sales reached Ch$1,672,916 million, representing a 9.5% decrease regarding the previous year.

•                  Consolidated Operating Income(1) for the quarter reached Ch$81,454 million, representing a 0.8% decrease regarding the same quarter of the previous year. Accumulated Consolidated Operating Income reached Ch$225,370 million, a 5.6% decrease with respect to the previous year.

•                  Consolidated Adjusted EBITDA(2) increased 0.8% with respect to the same quarter of the previous year, reaching Ch$107,230 million during the quarter. Adjusted EBITDA Margin reached 22.3%, an expansion of 202 basis points with respect to the same quarter of the previous year. Consolidated Accumulated Adjusted EBITDA reached Ch$324,964 million, which represents a 3.8% decrease compared to the previous year. Adjusted EBITDA Margin reached 19.4% during the period, an expansion of 115 basis points with respect to the previous year.

•                  Net Income attributable to the owners of the controller for the quarter reached Ch$38,497 million, representing a 12.7% decrease with respect to the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller reached Ch$96,603 million, decreasing 18.0% compared to the previous year.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“In the fourth quarter of the 2018, we continued to show solid financial results in local currency, with Adjusted EBITDA Margin expansion in our four operations. Also, volumes in Brazil, Chile and Paraguay had a slight recovery. In the case of Argentina, the devaluation and recession in which this economy has entered is affecting consumption, and thus our sales. However, the investments carried out, process improvements and market share increases leave us in a particularly advantageous position to grow profitably once that the Argentine economy recovers.

2018 was a very good year for the Company, where we can highlight the successful start-up of our Duque de Caxias plant in Brazil, which is allowing us to expand the returnability in our franchise, and thus access new consumers as well as having a source of mineral water in the state of Río de Janeiro, which makes us much more competitive within a category that is having high growth rates. I also want to point out the acquisition of Guallarauco in Chile, together with Coca-Cola Chile and Embonor, which allow us to access the premium juice segment, as well as the ice cream and frozen desserts segments.

Lastly, in December we received four distinctions from ALAS20, in the categories of Investor Relations, Corporate Governance, CEO Leading Company in Sustainability, and Director Leading Company in Sustainability, which fills us with pride and motivation to continue improving on issues of transparency in the delivery of information to our different stakeholders, as well as continue strengthening our corporate governance.”

*Note: See page 13 for an explanation of the application of the standard. This standard must be applied for the period beginning January 1, 2018. Consequently, financial statements are expressed in current values at the end of the reporting period. Therefore, our results from each quarter will reflect the impact of IAS 29. In addition, the results of the first nine months already reported will change since this standard requires that accumulated results of our Argentine operations be presented in currency of the reporting period, in this case December, and then translated to Chilean pesos at the closing rate of the same period.

**Neutral currency for 4Q18 is calculated using the same relation of local currencies regarding the Chilean peso as that of 4Q17.

(1)  Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

(2)  Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CONSOLIDATED RESULTS: 4th Quarter 2018 vs. 4th Quarter 2017

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2017 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following table shows the exchange rates used:

Exchange rates	Local currency / U.S dollar (Average exchange rate)		Chilean pesos / Local currency (Average exchange rate*)
used	4Q17	4Q18	4Q17	4Q18
Argentina	17.56	37.12	36.06	18.43
Brazil	3.25	3.81	194.92	178.30
Chile	633	679	N.A.	N.A.
Paraguay	5,643	5,941	0.11	0.11

*Except Argentina in 4Q18, where pursuant to IAS 29, the closing exchange rate is used.

Consolidated Sales Volume for the quarter reached 213.5 million unit cases, representing a 3.4% decrease with respect to the same period of 2017, explained by the drop in volumes of our operation in Argentina, which was partially offset by volume increases in our operations in Brazil, Chile and Paraguay.

Consolidated Net Sales reached Ch$480,508 million, an 8.4% decrease, mainly explained by the negative effect upon translation of figures from our operation in Argentina.

Consolidated Cost of Sales decreased 6.4%, which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina and Brazil, (ii) a reduction in the use of sugar in Brazil and Chile given the reformulations carried out, (iii) the lower cost of sugar, particularly in Chile, and (iv) the already mentioned decrease in Sales Volume. This was partially offset by (i) the devaluation of the Argentine peso, the Brazilian real and the Chilean peso, impacting dollarized costs, (ii) increased revenues in local currency in Argentina, which has a direct incidence on the cost of concentrate, (iii) greater labor costs in Argentina and Paraguay, and (iv) the greater cost of PET resin in the four operations.

Consolidated Selling, General and Administrative Expenses (SG&As) decreased 16.5%, which is mainly explained by the effect upon translation of figures from our subsidiaries in Argentina and Brazil. This was partially offset by (i) inflation effects in Argentina over expenses such as freight, labor and services provided by third parties, and (ii) greater labor expenses in Chile and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$81,454 million, a 0.8% decrease. Operating Margin was 17.0%.

Consolidated Adjusted EBITDA amounted to Ch$107,230 million, increasing 0.8%. Adjusted EBITDA Margin was 22.3%, an expansion of 202 basis points.

Net Income attributable to the owners of the controller for the quarter was Ch$38,497 million, a 12.7% decrease and Net Margin reached 8.0%, a contraction of 40 basis points.

ARGENTINA: 4th Quarter 2018 vs. 4th Quarter 2017

The average quarterly exchange rate ARS/USD was 37.12, which is compared with an average quarterly exchange rate ARS/USD of 17.56 in 4Q17. Depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, according to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 18.43 CLP/ARS, which is compared with 36.06 CLP/ARS in 4Q17, where we used average exchange rates, thereby generating a negative impact on the consolidation of figures. For a better understanding of the operation in Argentina, figures of this operation are attached in nominal local currency, i.e. without the adoption of IAS 29.

Sales Volume for the quarter decreased 14.4%, reaching 54.0 million unit cases, explained by a volume reduction in all categories. Our soft drinks market share reached 64.4 points, increasing 130 basis points with respect to the same period of the previous year. Worth mentioning is that, after the significant devaluation of the Argentine peso, there was a significant contraction of consumption, which has continued to affect our sales.

Net Sales reached Ch$110,828 million, decreasing 31.3%, mainly explained by the negative effect upon translation of figures. Net Sales in nominal local currency (without IAS 29) increased by 31.1%, explained by the implementation of price increases and that was partially offset by the already mentioned volume decrease.

Cost of Sales decreased 30.7%, mainly explained by the negative effect upon translation of figures. In nominal local currency (without IAS 29) it increased by 25.7%, which is mainly explained by (i) increased revenues in local currency which has a direct incidence over concentrate costs, (ii)

the effect of the devaluation of the Argentine peso over our dollarized costs, and (iii) greater cost of PET resin. This was partially offset by lower volumes sold.

SG&As decreased 28.7% in the reporting currency, also mainly explained by the negative effect upon translation of figures. In nominal local currency (without IAS 29), they increased by 33.2%, which is mainly explained by expenses such as freight, labor and services provided by third parties, which have increased mainly due to high local inflation.

The foregoing effects led to an Operating Income of Ch$11,037 million, a 42.4% decrease. Operating Margin was 10.0%. In nominal local currency (without IAS 29) Operating Income increased 47.2%.

Adjusted EBITDA amounted to Ch$15,794 million, decreasing 32.7%. Adjusted EBITDA Margin was 14.3%, a contraction of 29 basis points. On the other hand, in nominal local currency (without IAS 29), Adjusted EBITDA increased 41.5%.

BRAZIL: 4th Quarter 2018 vs. 4th Quarter 2017

The average quarterly exchange rate BRL/USD was 3.81, which is compared with an average quarterly exchange rate BRL/USD of 3.25 in 4Q17. Depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 178.30 CLP/BRL, which is compared with 194.92 CLP/BRL in 4Q17. Therefore, there is a negative impact on the consolidation of figures.

Sales Volume for the quarter increased 0.5%, reaching 72.2 million unit cases, explained by the volume increase in the soft drinks, water and juice categories, which was partially offset by the decrease in the beer category. Our soft drinks market share in our Brazilian franchises reached 63.9 points, a contraction of 10 basis points with respect to the same period of the previous year.

Net Sales reached Ch$160,492 million, decreasing 2.4%, mainly explained by the already mentioned effect upon translation of figures. Net Sales in local currency increased by 6.7% mainly explained by higher revenue from commissions on the sale of Heineken, as well as an increase in the average net price.

Cost of sales increased 3.6%, while in local currency it increased 13.3%, which is mainly explained by (i) the negative effect over our dollarized costs of the devaluation of the Brazilian real against the U.S. dollar, (ii) higher depreciation charges, explained by the new Duque de Caxias plant, (iii) the greater cost of PET resin, and (iv) a shift in the mix towards products carrying a higher unit cost.

SG&As decreased 18.0% in the reporting currency. In local currency, they decreased by 10.4%, which is mainly explained by lower distribution freight costs, lower advertising expenses, and by other operating income recorded in this item, that were higher in 2018showed an increase compared with the previous year.

The foregoing effects led to an Operating Income of Ch$28,523 million, a 0.3% decrease. Operating Margin was 17.8%. In local currency, Operating Income increased 9.1%.

Adjusted EBITDA amounted to Ch$35,733 million, increasing 1.6% with respect to the previous year. Adjusted EBITDA Margin was 22.3%, an expansion of 88 basis points. In local currency, Adjusted EBITDA increased 11.2%.

CHILE: 4th Quarter 2018 vs. 4th Quarter 2017

The average quarterly exchange rate CLP/USD was 679, which is compared to an average quarterly exchange rate CLP/USD of 633 in 4Q17. Depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

During the quarter, Sales Volume reached 67.9 million unit cases, representing a 1.0% growth, explained by the increase in the water and juice categories, which was partially offset by the decrease in the soft drinks category. On the other hand, soft drinks market share, compared to the same quarter of the previous year, dropped 140 basis points reaching 66.8 points.

Net Sales reached Ch$166,442 million, representing a 4.8% growth, mainly explained by an increase in average prices in line with inflation, as well as by the incorporation of Diageo products to our sales, which carry a higher average price.

Cost of Sales increased by 2.2%, mainly explained by (i) the shift in the mix towards products that carry a higher unit cost, (ii) the shift in the mix towards sugar free products or with low sugar contents which have a greater concentrate cost, (iii) the negative effect over our dollarized costs of the depreciation of the Chilean peso, and (iv) the greater cost of PET resin. This was partially offset by the lower cost of sugar, and the lower use of this raw material because of the shift in the mix towards sugar free products and given the reformulations we have carried out.

SG&As decreased 1.1%, which is mainly explained by other operating income recorded in this item that showed an increase compared with the previous year, and partially offset by greater advertising expenses and greater labor costs.

The aforementioned effects led to an Operating Income of Ch$34,568 million, 20.9% higher when compared to the previous year. Operating Margin was 20.8%.

Adjusted EBITDA reached Ch$45,697 million, a 16.0% growth. Adjusted EBITDA Margin was 27.5%, an expansion of 266 basis points.

PARAGUAY: 4th Quarter 2018 vs. 4th Quarter 2017

The average quarterly exchange rate PYG/USD was 5,941 that is compared to an average quarterly exchange rate PYG/USD of 5,643 in 4Q17. Depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.11 CLP/PGY for the translation to Chilean pesos, similar to the exchange rate of 4Q17.

Sales Volume during the quarter reached 19.4 million unit cases, representing a 2.6% growth, explained by an increase in the sales volume of soft drinks and, particularly water. Soft drinks market share reached 72.1 points during the quarter, 200 basis points higher compared to the previous year.

Net Sales reached Ch$43,343 million, reflecting a 7.9% growth. In local currency Net Sales increased 5.8%, which was explained by the already mentioned increase in Sales Volume, as well as by price increases.

Cost of Sales in the reporting currency increased 4.5%. In local currency it increased 2.5% mainly explained by the already mentioned increase in volumes, a greater cost of PET resin and by higher labor costs. This was partially offset by lower expenses for sweeteners.

SG&As increased 6.9%. In local currency they increased 4.4%. This is mainly explained by higher labor expenses, partially offset by lower depreciation charges and lower advertising expenses.

The aforementioned effects led to an Operating Income of Ch$8,632 million, higher by 20.9% compared to the previous year. Operating Margin was 19.9%. In local currency Operating Income increased 19.3%.

Adjusted EBITDA reached Ch$11,312 million a 15.0% increase and Adjusted EBITDA Margin was 26.1%, an expansion of 162 basis points. In local currency Adjusted EBITDA increased 13.3%.

ACCUMMULATED RESULTS: Full Year 2018 vs. Full Year 2017

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2017 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. In addition, pursuant to IAS 29, for our operation in Argentina, the translation of figures from local currency to the reporting currency was made using the closing exchange rates for the conversion to Chilean pesos of 18.43 CLP/ARS, compared with an exchange rate of 39.16 CLP/ARS for the FY17, where we used average exchange rates, thus generating a negative impact on the consolidation of figures. The following table shows the exchange rates used:

	Local currency / U.S dollar		Chilean pesos / Local currency
Exchange	(Average exchange rate)		(Average exchange rate*)
rates used	FY17	FY18	FY17	FY18
Argentina	16.56	28.11	39.16	18.43
Brazil	3.19	3.65	203.20	175.59
Chile	649	638	N.A.	N.A.
Paraguay	5,619	5,732	0.12	0.11

*Except Argentina in FY18, where pursuant to IAS 29, the closing exchange rate is used.

Consolidated Results

Consolidated Sales Volume reached 750.6 million unit cases, representing a 0.8% decrease with respect to the same period of 2017, mainly explained by the volume decrease in Argentina, partially offset by the increase in volumes of Brazil, Chile and Paraguay.

Consolidated Net Sales reached Ch$1,672,916 million, a decrease of 9.5%, explained by the negative effect upon translation of figures from our operations in Argentina and Brazil.

Consolidated Cost of Sales decreased by 9.4%, which is mainly explained by (i) the effect upon translation of figures from our subsidiaries in Argentina and Brazil, (ii) the reduction of the use of sugar in Brazil and Chile, due to the reformulations we have carried out, and (iii) lower cost of sugar in Brazil and Chile. The foregoing was partially offset by (i) increased revenues in local currency in the four operations, which has a direct incidence on the cost of concentrate, (ii) the effect of the devaluation of the Argentine peso and Brazilian real on our dollarized costs, and (iii) higher PET resin costs.

Consolidated SG&As decreased 11.4%, which is mainly explained by the effect upon translation of figures from our subsidiaries in Argentina, and Brazil, and lower advertising expenses in Brazil. This was partially offset by (i) the effect of inflation in Argentina over expenses such as labor, freight and services provided by third parties, (ii) greater labor costs in Chile and Paraguay, and (iii) greater advertising expenses in Chile.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$225,370 million, a decrease of 5.6%. Operating Margin was 13.5%.

Consolidated Adjusted EBITDA amounted to Ch$324,964 million, a decrease of 3.8%. Adjusted EBITDA Margin was 19.4%, an expansion of 115 basis points.

Net Income attributable to the controllers was Ch$96,603 million, a decrease of 18.0% and Net Margin reached 5.8%.

Argentina

Sales Volume reached 201.9 million unit cases, decreasing 4.5%, explained by a decreased volume in the main categories. The drop in volumes took place in the second half of the year because of the significant devaluation of the Argentine peso which resulted in a strong consumption contraction.

Net Sales reached Ch$413,561 million, a 25.3% decrease mainly explained by the already mentioned negative effect upon translation of figures. In nominal local currency (without IAS 29), Net Sales increased 29.8%, which was mainly explained by the implementation of price increases.

Cost of Sales decreased 27.1%, which is mainly explained by the negative effect upon translation of figures. In nominal local currency (without IAS 29) it increased by 20.9%, which is mainly explained by (i) increased revenues in local currency, having a direct incidence over concentrate costs, (ii) increased labor costs and services provided by third-parties, mainly resulting from high local inflation, (iii) the effect of the devaluation of the Argentine peso over our dollarized costs, and (iv) greater PET resin costs.

SG&As decreased 19.5% in the reporting currency, mainly explained by the negative effect upon translation of figures. In nominal local currency they increased 37.7% which is mainly explained by expenses such as freight, labor and services provided by third parties, which have increased due to high local inflation.

The foregoing mentioned impacts, led to an Operating Income of Ch$39,767 million, a 35.7% decrease. Operating Margin was 9.6%. In nominal local currency (without IAS 29), Operating Income increased 47.1%.

Adjusted EBITDA amounted to Ch$60,242 million, a 24.2% decrease. Adjusted EBITDA Margin was 14.6%, an expansion of 22 basis points. On the other hand, Adjusted EBITDA Margin in nominal local currency (without IAS 29) grew by 39.8%.

Brazil

Sales Volume reached 249.2 million unit cases, increasing 0.1%, explained by higher volumes of the water and juice categories and partially offset by a decrease in the beer category.

Net Sales reached Ch$540,510 million, a 10.5% decrease explained by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales increased 2.9% regarding the previous year, mainly explained by increases in net average prices and greater revenue from commissions on the sale of Heineken.

Cost of Sales decreased 9.1%, which is mainly explained by the effect of translation of figures. In local currency it increased by 4.5%, which is mainly explained by (i) the negative effect over dollarized costs of the depreciation of the Brazilian real against the U.S. dollar, (ii) greater depreciation charges, explained by the new Duque de Caxias plant, and (iii) a greater cost of PET resin. These effects were partially offset by the lower price of sugar, and lower use of sugar due to the reformulations we have carried out.

SG&As decreased 16.5% in the reporting currency, and in local currency they decreased 3.6%. This is mainly explained by lower advertising expenses and by other operating income recorded in this item, that showed an increase compared with the previous year. These effects were partially offset by greater freight transportation expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$79,482 million, a 5.2% decrease. Operating Margin was 14.7%. In local currency, Operating Income increased 8.1%.

Adjusted EBITDA reached Ch$106,313 million, a decrease of 4.8% regarding the previous year. Adjusted EBITDA Margin was 19.7%, an expansion of 117 basis points. In local currency Adjusted EBITDA increased by 8.9%.

Chile

Sales Volume reached 231.4 million unit cases, representing a 0.1% growth, explained by an increase in the water and juice categories, that was partially offset by a decrease in the soft drinks category.

Net Sales reached Ch$570,939 million, a 3.5% growth, explained by the increase in average prices and the incorporation of Diageo products to our sales, which carry a higher average price.

Cost of Sales increased 2.5%, which is mainly explained by the shift in the mix towards products which have a higher unit cost, and the higher cost of PET resin. This was partially offset by the lower cost of sugar and the lower use of sugar due to the shift in the mix towards sugar free products and the reformulations we have made.

SG&As increased 1.1% which is mainly explained by greater labor expenses and greater advertising expenses. These effects were partially offset by other operating income recorded in this item, that showed and increase compared with the previous year.

The foregoing mentioned impacts, led to an Operating Income of Ch$82,131 million, 12.7% higher when compared to the previous year. Operating Margin was 14.4%.

Adjusted EBITDA amounted to Ch$124,484 million, increasing 7.7%. Adjusted EBITDA Margin was 21.8%, an expansion of 86 basis points.

Paraguay

Sales Volume reached 68.2 million unit cases, representing a 4.9% growth, explained by volume growths of all categories.

Net Sales reached Ch$149,588 million, reflecting a 5.9% growth. In local currency Net Sales increased 9.0%, which is explained by the already mentioned growth in Sales Volume and the implementation of price increases during the period.

Cost of Sales increased by 4.1% and in local currency it increased by 7.1%. This is mainly explained by (i) greater volumes sold, (ii) increased revenues which has a direct incidence on the cost of concentrate, and (iii) greater cost of PET resin.

SG&As increased 3.9% in the reporting currency. In local currency they increased 7.0%, explained mainly by greater labor costs and greater advertising expenses, which was partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$29,087 million, 14.4% higher when compared to the previous year. Operating Margin was 19.4%. In local currency Operating Income increased 18.0%.

Adjusted EBITDA reached Ch$39,023 million, which is 7.3% higher compared to the previous year and Adjusted EBITDA Margin was 26.1%, an expansion of 34 basis points. In local currency Adjusted EBITDA increased 10.7%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded a Ch$22,676 million expense, which is compared to the Ch$11,264 million expense for the same quarter of the previous year. The increase is mainly due to the accounting effect of the partial repurchase of the bond made in October, since the higher value paid with respect to the nominal value of the bond, as well as other expenses associated with the transaction, are recorded as a financial expense, and this concept amounted to Ch$9,583 million.

Results by Investment in Related Companies account went from a Ch$431 million loss to a Ch$557 million earning, which is explained by greater earnings in Brazilian equity investees.

Other Income and Expenses account recorded a Ch$1,967 million loss compared to a Ch$4,256 million loss reported during the same quarter of the previous year, this variation is explained by lower tax payments on bank debt in Argentina, as well as lower write-offs of property, plant and equipment.

Results by Adjustment Units and Exchange Rate Differences account went from a Ch$2,539 million loss to a Ch$964 million loss. This loss is mainly explained by the restatement of the Company’s debt which is expressed in UF.

Income Tax went from -Ch$19,001 million to -Ch$17,339 million, virtually without variation.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12-31-2017	12-31-2018	Variation
	MCh$	MCh$	MCh$
Assets
Current assets	484,010	481,585	-2,425
Non-current assets	1,630,849	1,732,919	102,069
Total Assets	2,114,859	2,214,505	99,645

	12-31-2017	12-31-2018	Variation
	MCh$	MCh$	MCh$
Liabilities
Current liabilities	428,288	419,862	-8,425
Non-current liabilities	873,339	930,928	57,589
Total Liabilities	1,301,626	1,350,790	49,164

	12-31-2017	12-31-2018	Variation
	MCh$	MCh$	MCh$
Equity
Non-controlling interests	21,923	19,902	-2,022
Equity attributable to the owners of the controller	791,310	843,813	52,503
Total Equity	813,233	863,715	50,481

At the closing of December, with regard to the closing of 2017, the Argentine peso and the Brazilian real depreciated against the Chilean peso, by 78.9% and 3.6%, respectively. This generated a decrease in assets, liabilities and equity accounts, due to the effect of translation of figures. On the contrary, the Paraguayan guarani appreciated against the Chilean peso by 5.7%, generating an increase in the accounts, due to the effect of translation of figures.

Assets

Total assets increased by Ch$99,645 million, 4.7% compared to December 2017.

Current assets decreased by Ch$2,425 million, 0.5% compared to December 2017, which is mainly explained by a decrease in Trade and Other Current Accounts Receivable (-Ch$17,171 million) due to the strong devaluation of the Argentinean peso against the Chilean peso, originating a decrease in accounts receivable in Argentina. In addition to the decrease in Other Current Financial Assets (-Ch$13,455 million). The mentioned decreases are offset by the increase in inventories (Ch$19,957 million) of raw materials in the operations of Paraguay and Argentina, and by a greater stock of finished product inventories at the end of the year in the operation of Chile.

On the other hand, non-current assets increased by Ch$102,069 million, 6.3% compared to December 2017, which is mainly explained by the increase of assets in Property, Plant and Equipment (Ch$51,020 million), due to investments (Ch$128,854 million), resulting mainly from investments in containers and cases, new Duque de Caxias plant and other production investments, and by the effect of the adoption of IAS 29 in Argentina (Ch$96,660 million) on this type of assets. A decreased depreciation (-Ch$97,623 million) and the decrease due to the negative effect on translation of figures (-Ch$66,171 million) partially offset the aforementioned increases.

The increase in Goodwill (Ch$26,631 million) explained by the inflation adjustment for the application of IAS 29 in Argentina and the increase in Other Non-Current Financial Assets (Ch$23,103 million) due to the effect of the depreciation of the Brazilian real against the U.S. dollar during the period, which increased the mark to market of the cross currency swaps, also contributed positively to the non-current assets account.

Liabilities and Equity

In total, liabilities increased by Ch$49,164 million, 3.8% compared to December 2017.

Current liabilities decreased by Ch$8,425 million, 2.0% regarding December 2017, which is mainly explained by the decrease in Trade and Other Current Accounts Payable (-Ch$19,410 million), due to the significant devaluation of the Argentine peso regarding the Chilean peso, which resulted in a decrease in these type of accounts in Argentina. The decrease of Other Current Financial Liabilities (-Ch$11,866 million), is added to the above and is mainly due to the debt payment in Argentina and Brazil. The aforementioned decreases were partially offset by the increase in Current Accounts Payable to Related Entities (Ch$11,866 million).

On the other hand, non-current liabilities increased by Ch$57,589 million, 6.6% compared to December 2017, mainly by the increase of Other Non-Current Financial Liabilities (Ch$40,797 million), largely explained by the effect of the depreciation of the Chilean peso against the U.S. dollar, on the amount of the U.S. dollar debt. In addition, the increase in Deferred Tax Liabilities (Ch$20,041 million) explained by the effect of the adoption of IAS 29 in Argentina, generating an additional liability for all restated non-monetary assets.

As for equity, it increased by Ch$50,481 million, 6.2% compared to December 2017, explained by Retained Earnings (Ch$126,698 million) resulting from earnings obtained during the period (Ch$96,603 million), the increase by the adoption of IAS 29 in Argentina associated to the initial balances at the closing of 2017 and subsequent periods (Ch$115,570 million) partially offset by dividend payments (-Ch$85,475 million). The increase in

Retained Earnings was partially offset by a decrease in Other Reserves (-Ch$74,194 million) mainly by the effect of translation of figures from foreign subsidiaries upon consolidation, due to exchange rate variations.

FINANCIAL ASSETS AND LIABILITIES

Total financial assets amounted to US$339 million. Excluding the market valuation effect of Cross Currency Swaps (“CCS”), financial assets amounted to US$212 million, which are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currency, without considering derivatives, financial assets are denominated 51.6% in Chilean pesos, 19.0% in Brazilian real, 11.2% in Argentine pesos, 10.7% in U.S. dollars, and 7.5% in Paraguayan guarani.

Financial debt level reached US$1,112 million, of which US$369 million correspond to a bond in the international market, US$669 million to bonds in the local Chilean market and US$75 million to bank debt. Financial debt, including the CCS effect, is denominated 60.4% in UF, 37.5% in Brazilian real, 1.3% in Chilean pesos, 0.5% in U.S. dollars, 0.2% in Argentine pesos and 0.1% in Paraguayan guarani.

The Company’s Net Debt, including the aforementioned CCS effect, reached US$773 million.

CASH FLOW

	12-31-2017	12-31-2018	Variation
	MCh$	MCh$	MCh$	%
Cash Flow
Operating	247,960	235,279	-12,681	-5.11%
Investment	-168,831	-118,086	50,745	-30.06%
Financing	-78,346	-114,635	-36,289	46.32%
Net Cash Flow for the period	783	2,558	1,775	226.69%

During the present period, the Company generated a positive net cash flow of Ch$2,558 million, with the following breakdown:

Operating activities generated a positive net cash flow of Ch$235,279 million, which is lower than the Ch$247,960 million recorded in the same period of 2017 and is mainly due to higher payments to suppliers, partially offset by collections from clients.

Investment activities generated a negative cash flow of Ch$118,086 million, with a positive variation of Ch$50,745 million compared to the previous year, which is mainly explained by lower purchases of property, plant and equipment.

Financing activities generated a negative cash flow of Ch$114,635 million, with a negative variation of Ch$36,289 million compared to the previous year, which is mainly explained by lower bank financing in Argentina and Brazil and increased dividend payments.

MAIN INDICATORS

INDICATOR	Definition	Unit	Dec 17	Dec 18	Dec 18 vs Dec 17
LIQUIDITY
Current Liquidity	Current Asset	Times	1.1	1.1	1.5%
	Current Liability
Acid Ratio	Current Asset – Inventories	Times	0.8	0.8	-4.5%
	Current Liability
ACTIVITY
Investments		Ch$million	147,934	128,854	-12.9%

Inventory turnover	Cost of Sales	Times	7.7	6.8	-11.6%
	Average Inventory
INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.6	1.6	-2.3%
	Minority interest + Equity
Financial Expenses Coverage	EBIT*	Times	4.9	4.0	-18.1%
	Financial Expenses – Financial Income
Net Debt / Adjusted EBITDA	Net Debt	Times	1.5	1.7	7.6%
	Adjusted EBITDA*
PROFITABILITY
Over Equity	Net Income for the Fiscal Year*	%	14.6%	11.8%	-2.8	pp
	Average Equity
Over Total Asset	Net Income for the Fiscal Year*	%	5.5%	4.5%	-1.0	pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months

Liquidity

Current Liquidity showed a positive variation of 1.5% compared to December 2017 explained by the 2.0% decrease in current liabilities in this period, which is mainly explained by the decrease in Trade and Other Current Accounts Payable (mainly because of the effect of the devaluation of the Argentine currency on these liabilities).

The Acid Ratio decreased by 4.5% compared to December 2017. This is explained by the increase in inventories (15.2%) due to greater inventories of raw materials in the operations of Paraguay and Argentina, and by a greater stock of finished product inventories at the closing of the fiscal year in the Chilean operation.

Activity

Investments made during 2018 reached Ch$128,854 million, reflecting a 12.9% decrease compared to the same period of 2017. This is because the investment in the new Duque de Caxias plant accumulated for the full year 2017 was greater than the investment made for this same concept during 2018.

Inventory Turnover is 6.8x, an 11.6% decrease versus the same period of 2017, because the cost of sales decreased by 9.4% versus the same period of 2017.

Indebtedness

Indebtedness Ratio reached the value of 1.6x at the end of December 2018, which amounts to a decrease of 2.3% from the end of December 2017. This is mainly due to the 6.6% increase in equity compared to December 2017.

Financial expenses coverage indicator shows a decrease of 18.1% compared with December 2017, mainly because of a decrease in financial income (-64.8%), due to lower financial income from foreign subsidiaries and that the cost above par value of the partial repurchase of bonds in U.S. dollars is recorded as a financial expense. In addition to a lower EBIT (-5.0%)

Net Debt /Adjusted EBITDA reached 1.7x, representing a 7.6% increase versus December 2017. The previous is mainly due to the 3.8% decrease in Adjusted EBITDA resulting from the adoption of IAS 29 in Argentina and the effect of translation of figures from foreign subsidiaries upon consolidation. This added to the 3.5% increase in net debt versus December 2017.

Profitability

Profitability indicators show a decrease when compared to December 2017. Return on Equity reached 11.8%, a decrease of 2.8 percentage points compared to December 2017. The previous result is mainly due to the 18.0% decrease in net income of the period, resulting from the negative effect upon consolidation of figures of the devaluation of the Argentine peso and the Brazilian real against the Chilean peso and because of the adoption of IAS 29 in Argentina. On the other hand, Return on Assets was 4.5%, lower by 1.0 percentage points than the indicator measured in December 2017, also explained by the aforementioned decrease in net income.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging a portion of the dollars it uses to buy raw materials in the futures market.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut-offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

The possible termination of the Heineken product distribution agreement in Brazil

In July 2017 Heineken Brazil notified the termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers in our franchise territories in Brazil. Rio de Janeiro Refrescos Ltda. understands that the expiration of this agreement is scheduled for the year 2022, which is why we submitted this dispute to an arbitration process. While we continue to commercialize the aforementioned products, and Heineken Brazil is still required to distribute its products through The Coca-Cola System during the course of the arbitral procedure indicated above, the final result is subject to uncertainty, and it is not possible for us to predict its final resolution. An unfavorable outcome of this arbitration process could result in the termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers, which could produce a significant adverse effect on our business in Brazil.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

On July 1, 2018, Argentina was categorized as a hyperinflationary economy thus requiring the adoption of IAS 29 “Financial Reporting in Hyperinflationary Economies” with respect to the operation of that country. The adoption date of this standard is January 1, 2018. Accordingly, financial statements are expressed at values current at the end of the reporting period. Therefore, our results from each quarter will reflect the impact of IAS 29. In addition, there is a change in the results of the first nine months already reported, since this standard requires that presentation of accumulated results of the Argentine operation be in currency of the reporting period, in this case December, and then translated to Chilean pesos at the closing rate of the same period.

Summary of main criteria applied:

•                  Financial Statement Position:  Non-monetary items are expressed in the currency as of the reporting date. The resulting losses and gains are included in net profit (income for the fiscal year).

•                  Effects of first time adoption of IAS 29:  Non-monetary items of the balance sheet as of December 31, 2017 are restated to reflect the general price index from the dates on which the asset or liability arose until December 31, 2017. The resulting losses and gains are recorded in accumulated results as of December 31, 2017.

•                  Income Statement: Income statement items are expressed in the measuring unit current at the end of the reporting period, using the variation of the general price index from the date on which expenses and revenues were accrued.

•                  Comparative figures presented in Argentine pesos: Figures for previous periods, are expressed applying the general price index, so that comparative financial statements are presented in terms of the measuring unit current at the end of the reporting period.

•                  Translation of local financial statements to Chilean pesos:

•                  Financial statements: items expressed according to the indicated methodology are translated using the end of period exchange rate.

•                  Comparative figures: financial statements from previous periods are not restated, since the Chilean peso is a currency of a non-hyperinflationary economy.

During 4Q18 we are reporting a positive impact of Ch$3,098 million in our consolidated Net Sales, and negative impacts of Ch$1,082 million in our consolidated Adjusted EBITDA and Ch$3,767 in Net Income attributable to the owners of the controller due to the adoption of this standard.

During FY18 we are reporting negative impacts of Ch$21,166 million in our consolidated Net Sales, Ch$8,103 million in our adjusted EBITDA and Ch$15,742 million in Net Income attributable to the owners of the controller, for the same reason.

RECENT EVENTS

ALAS20 awards

ALAS20 is an initiative that encourages and recognizes those companies, investors and professionals that stand out for their leadership in the environmental, social, and corporate governance fields, and that actively contribute to the sustainable development of the country.

In December, the Company received several ALAS20 awards:

•                  Leading Company in Corporate Governance: 3rd place

•                  Leading Company in Investor Relations: 1st place

•                  Leading Company in Sustainability CEO (Mr. Miguel Ángel Peirano): 2nd place

•                  Leading Company in Sustainability Board Member (Mr. Juan Claro): 3rd place

ALAS20 recognition is based on a technical and objective evaluation process of organizations that stand out for excellence in public disclosure of corporate information on sustainable development practices, corporate governance, investor relations, responsible investments and research in sustainability.

Interim Dividend 208

Interim Dividend 208 was paid on January 24, 2019: Ch$21.5 per each Series A share; and Ch$23.65 per each Series B share. The closing of the Shareholders’ Registry for payment of this dividend was January 18, 2019.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.6 million people, delivering 750.6 million unit cases or 4.2 billion liters of soft drinks, juices, and bottled waters during 2018. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31. Reported figures, IFRS GAAP (with IAS 29).

(In nominal million Chilean pesos, except per share)

	October-December 2018					October-December 2017
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	67.9	72.2	54.0	19.4	213.5	67.2	71.9	63.0	18.9	221.0	-3.4%

Net sales	166,442	160,492	110,828	43,343	480,508	158,834	164,438	161,438	40,168	524,298	-8.4%
Cost of sales	(94,882)	(98,789)	(57,077)	(25,726)	(275,877)	(92,848)	(95,353)	(82,354)	(24,625)	(294,600)	-6.4%
Gross profit	71,560	61,703	53,751	17,617	204,631	65,986	69,084	79,084	15,543	229,697	-10.9%
Gross margin	43.0%	38.4%	48.5%	40.6%	42.6%	41.5%	42.0%	49.0%	38.7%	43.8%
Distribution and administrative expenses	(36,993)	(33,180)	(42,715)	(8,984)	(121,872)	(37,395)	(40,463)	(59,931)	(8,402)	(146,190)	-16.6%

Corporate expenses (2)					(1,306)					(1,413)	-7.6%
Operating income (3)	34,568	28,523	11,037	8,632	81,454	28,591	28,622	19,153	7,141	82,094	-0.8%
Operating margin	20.8%	17.8%	10.0%	19.9%	17.0%	18.0%	17.4%	11.9%	17.8%	15.7%
Adjusted EBITDA (4)	45,697	35,733	15,794	11,312	107,230	39,382	35,161	23,468	9,833	106,431	0.8%
Adjusted EBITDA margin	27.5%	22.3%	14.3%	26.1%	22.3%	24.8%	21.4%	14.5%	24.5%	20.3%

Financial (expenses) income (net)					(22,676)					(11,264)	101.3%
Share of (loss) profit of investments accounted for using the equity method					557					(431)	-229.2%
Other income (expenses) (5)					(1,967)					(4,256)	-53.8%
Results by readjustement unit and exchange rate difference					(964)					(2,539)	-62.0%

Net income before income taxes					56,405					63,604	-11.3%

Income tax expense					(17,339)					(19,001)	-8.7%

Net income					39,066					44,603	-12.4%

Net income attributable to non-controlling interests					(569)					(494)	15.2%
Net income attributable to equity holders of the parent					38,497					44,109	-12.7%
Net margin					8.0%					8.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					40.7					46.6
EARNINGS PER ADS					244.0					279.6	-12.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

(6) 2018 Argentine figures are presented in accordance with IAS 29. 2017 figures do not consider IAS 29.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31. Reported figures, IFRS GAAP (with IAS 29).

(In nominal million US$, except per share)

	Exch. Rate :	679.35				Exch. Rate :		632.99

	October-December 2018					October-December 2017
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	67.9	72.2	54.0	19.4	213.5	67.2	71.9	63.0	18.9	221.0	-3.4%

Net sales	245.0	236.2	159.5	63.8	703.7	250.9	259.8	255.0	63.5	828.3	-15.0%
Cost of sales	(139.7)	(145.4)	(82.2)	(37.9)	(404.2)	(146.7)	(150.6)	(130.1)	(38.9)	(465.4)	-13.1%
Gross profit	105.3	90.8	77.4	25.9	299.5	104.2	109.1	124.9	24.6	362.9	-17.5%
Gross margin	43.0%	38.4%	48.5%	40.6%	42.6%	41.5%	42.0%	49.0%	38.7%	43.8%
Distribution and administrative expenses	(54.5)	(48.8)	(61.5)	(13.2)	(178.0)	(59.1)	(63.9)	(94.7)	(13.3)	(231.0)	-22.9%

Corporate expenses (2)					(1.9)					(2.2)	-13.9%
Operating income (3)	50.9	42.0	15.9	12.7	119.5	45.2	45.2	30.3	11.3	129.7	-7.8%
Operating margin	20.8%	17.8%	10.0%	19.9%	17.0%	18.0%	17.4%	11.9%	17.8%	15.7%
Adjusted EBITDA (4)	67.3	52.6	22.7	16.7	157.3	62.2	55.5	37.1	15.5	168.1	-6.4%
Adjusted EBITDA margin	27.5%	22.3%	14.3%	26.1%	22.4%	24.8%	21.4%	14.5%	24.5%	20.3%

Financial (expenses) income (net)					(33.3)					(17.8)	87.1%
Share of (loss) profit of investments accounted for using the equity method					0.8					(0.7)	-220.4%
Other income (expenses) (5)					(2.9)					(6.7)	-57.6%
Results by readjustement unit and exchange rate difference					(1.5)					(4.0)	-63.4%

Net income before income taxes					82.7					100.5	-17.7%

Income tax expense					(25.4)					(30.0)	-15.4%

Net income					57.4					70.5	-18.6%

Net income attributable to non-controlling interests					(0.8)					(0.8)	7.4%
Net income attributable to equity holders of the parent					56.5					69.7	-18.9%
Net margin					8.0%					8.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.06					0.07
EARNINGS PER ADS					0.36					0.44	-18.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

(6) 2018 Argentine figures are presented in accordance with IAS 29. Closing exchange rate is used to convert Chilean pesos to US dollars.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31. Reported figures, IFRS GAAP (with IAS 29).

(In nominal million Chilean pesos, except per share)

	January-December 2018					January-December 2017
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	231.4	249.2	201.9	68.2	750.6	231.0	248.9	211.4	65.0	756.3	-0.8%

Net sales	570,939	540,510	413,561	149,588	1,672,916	551,873	603,898	553,788	141,277	1,848,879	-9.5%
Cost of sales	(336,720)	(329,529)	(214,647)	(88,813)	(968,028)	(328,579)	(362,686)	(294,371)	(85,347)	(1,069,025)	-9.4%
Gross profit	234,219	210,980	198,913	60,775	704,888	223,294	241,211	259,417	55,930	779,854	-9.6%
Gross margin	41.0%	39.0%	48.1%	40.6%	42.1%	40.5%	39.9%	46.8%	39.6%	42.2%
Distribution and administrative expenses	(152,088)	(131,499)	(159,146)	(31,688)	(474,421)	(150,404)	(157,401)	(197,595)	(30,508)	(535,908)	-11.5%

Corporate expenses (2)					(5,097)					(5,220)	-2.3%
Operating income (3)	82,131	79,482	39,767	29,087	225,370	72,890	83,811	61,823	25,422	238,726	-5.6%
Operating margin	14.4%	14.7%	9.6%	19.4%	13.5%	13.2%	13.9%	11.2%	18.0%	12.9%
Adjusted EBITDA (4)	124,484	106,313	60,242	39,023	324,964	115,579	111,690	79,471	36,370	337,890	-3.8%
Adjusted EBITDA margin	21.8%	19.7%	14.6%	26.1%	19.4%	20.9%	18.5%	14.4%	25.7%	18.3%

Financial (expenses) income (net)					(51,074)					(44,026)	16.0%
Share of (loss) profit of investments accounted for using the equity method					1,411					(80)	-1856.1%
Other income (expenses) (5)					(16,156)					(18,688)	-13.5%
Results by readjustement unit and exchange rate difference					(6,534)					(5,134)	27.3%

Net income before income taxes					153,016					170,798	-10.4%

Income tax expense					(55,565)					(51,798)	7.3%

Net income					97,451					119,001	-18.1%

Net income attributable to non-controlling interests					(847)					(1,165)	-27.3%
Net income attributable to equity holders of the parent					96,603					117,836	-18.0%
Net margin					5.8%					6.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					102.1					124.5
EARNINGS PER ADS					612.3					746.9	-18.0%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

(6) 2018 Argentine figures are presented in accordance with IAS 29. 2017 figures do not consider IAS 29.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31. Reported figures, IFRS GAAP (with IAS 29).

(In nominal million US$, except per share)

Exch. Rate :	638.02	Exch. Rate :	649.12

	January-December 2018					January-December 2017
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	231.4	249.2	201.9	68.2	750.6	231.0	248.9	211.4	65.0	756.3	-0.8%

Net sales	894.9	847.2	595.2	234.5	2,569.3	850.2	930.3	853.1	217.6	2,848.3	-9.8%
Cost of sales	(527.8)	(516.5)	(308.9)	(139.2)	(1,490.0)	(506.2)	(558.7)	(453.5)	(131.5)	(1,646.9)	-9.5%
Gross profit	367.1	330.7	286.3	95.3	1,079.3	344.0	371.6	399.6	86.2	1,201.4	-10.2%
Gross margin	41.0%	39.0%	48.1%	40.6%	42.0%	40.5%	39.9%	46.8%	39.6%	42.2%
Distribution and administrative expenses	(238.4)	(206.1)	(229.1)	(49.7)	(723.2)	(231.7)	(242.5)	(304.4)	(47.0)	(825.6)	-12.4%

Corporate expenses (2)					(8.0)					(8.0)	-0.6%
Operating income (3)	128.7	124.6	57.2	45.6	348.1	112.3	129.1	95.2	39.2	367.8	-5.3%
Operating margin	14.4%	14.7%	9.6%	19.4%	13.5%	13.2%	13.9%	11.2%	18.0%	12.9%
Adjusted EBITDA (4)	195.1	166.6	86.7	61.2	501.6	178.1	172.1	122.4	56.0	520.5	-3.6%
Adjusted EBITDA margin	21.8%	19.7%	14.6%	26.1%	19.5%	20.9%	18.5%	14.4%	25.7%	18.3%

Financial (expenses) income (net)					(80.0)					(67.8)	18.0%
Share of (loss) profit of investments accounted for using the equity method					2.2					(0.1)	-1886.6%
Other income (expenses) (5)					(24.7)					(28.8)	-14.3%
Results by readjustement unit and exchange rate difference					(10.6)					(7.9)	33.5%

Net income before income taxes					235.1					263.1	-10.7%

Income tax expense					(84.7)					(79.8)	6.1%

Net income					150.4					183.3	-17.9%

Net income attributable to non-controlling interests					(1.3)					(1.8)	-26.0%
Net income attributable to equity holders of the parent					149.1					181.5	-17.9%
Net margin					5.8%					6.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.16					0.19
EARNINGS PER ADS					0.95					1.15	-17.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

(6) 2018 Argentine figures are presented in accordance with IAS 29. Closing exchange rate is used to convert Chilean pesos to US dollars.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31. As reported before the application of IAS 29.

(In nominal million Chilean pesos, except per share)

	October-December 2018					October-December 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	67.9	72.2	54.0	19.4	213.5	67.2	71.9	63.0	18.9	221.0	-3.4%

Net sales	166,442	160,492	107,868	43,343	477,410	158,834	164,438	161,438	40,168	524,298	-8.9%
Cost of sales	(94,882)	(98,789)	(52,586)	(25,726)	(271,248)	(92,848)	(95,353)	(82,354)	(24,625)	(294,600)	-7.9%
Gross profit	71,560	61,703	55,282	17,617	206,162	65,986	69,084	79,084	15,543	229,697	-10.2%
Gross margin	43.0%	38.4%	51.2%	40.6%	43.2%	41.5%	42.0%	49.0%	38.7%	43.8%
Distribution and administrative expenses	(36,993)	(33,180)	(40,960)	(8,984)	(120,117)	(37,395)	(40,463)	(59,931)	(8,402)	(146,190)	-17.8%

Corporate expenses (2)					(1,306)					(1,413)	-7.6%
Operating income (3)	34,568	28,523	14,322	8,632	84,739	28,591	28,622	19,153	7,141	82,094	3.2%
Operating margin	20.8%	17.8%	13.3%	19.9%	17.7%	18.0%	17.4%	11.9%	17.8%	15.7%
Adjusted EBITDA (4)	45,697	35,733	16,877	11,312	108,313	39,382	35,161	23,468	9,833	106,431	1.8%
Adjusted EBITDA margin	27.5%	22.3%	15.6%	26.1%	22.7%	24.8%	21.4%	14.5%	24.5%	20.3%

Financial (expenses) income (net)					(21,589)					(11,264)	91.7%
Share of (loss) profit of investments accounted for using the equity method					557					(431)	-229.2%
Other income (expenses) (5)					(1,925)					(4,256)	-54.8%
Results by readjustement unit and exchange rate difference					(3,170)					(2,539)	24.8%

Net income before income taxes					58,613					63,604	-7.8%

Income tax expense					(15,782)					(19,001)	-16.9%

Net income					42,831					44,603	-4.0%

Net income attributable to non-controlling interests					(567)					(494)	14.8%
Net income attributable to equity holders of the parent					42,263					44,109	-4.2%
Net margin					8.9%					8.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					44.6					46.6
EARNINGS PER ADS					267.9					279.6	-4.2%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31. As reported before the application of IAS 29.

(In nominal million US$, except per share)

	Exch. Rate :	679.35					Exch. Rate :	632.99

	October-December 2018					October-December 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	67.9	72.2	54.0	19.4	213.5	67.2	71.9	63.0	18.9	221.0	-3.4%

Net sales	245.0	236.2	158.8	63.8	702.7	250.9	259.8	255.0	63.5	828.3	-15.2%
Cost of sales	(139.7)	(145.4)	(77.4)	(37.9)	(399.3)	(146.7)	(150.6)	(130.1)	(38.9)	(465.4)	-14.2%
Gross profit	105.3	90.8	81.4	25.9	303.5	104.2	109.1	124.9	24.6	362.9	-16.4%
Gross margin	43.0%	38.4%	51.3%	40.6%	43.2%	41.5%	42.0%	49.0%	38.7%	43.8%
Distribution and administrative expenses	(54.5)	(48.8)	(60.3)	(13.2)	(176.8)	(59.1)	(63.9)	(94.7)	(13.3)	(231.0)	-23.4%

Corporate expenses (2)					(1.9)					(2.2)	-13.9%
Operating income (3)	50.9	42.0	21.1	12.7	124.7	45.2	45.2	30.3	11.3	129.7	-3.8%
Operating margin	20.8%	17.8%	13.3%	19.9%	17.8%	18.0%	17.4%	11.9%	17.8%	15.7%
Adjusted EBITDA (4)	67.3	52.6	24.8	16.7	159.4	62.2	55.5	37.1	15.5	168.1	-5.2%
Adjusted EBITDA margin	27.5%	22.3%	15.6%	26.1%	22.7%	24.8%	21.4%	14.5%	24.5%	20.3%

Financial (expenses) income (net)					(31.8)					(17.8)	78.6%
Share of (loss) profit of investments accounted for using the equity method					0.8					(0.7)	-220.4%
Other income (expenses) (5)					(2.8)					(6.7)	-57.9%
Results by readjustement unit and exchange rate difference					(4.7)					(4.0)	16.3%

Net income before income taxes					86.3					100.5	-14.1%

Income tax expense					(23.2)					(30.0)	-22.6%

Net income					63.0					70.5	-10.5%

Net income attributable to non-controlling interests					(0.8)					(0.8)	7.0%
Net income attributable to equity holders of the parent					62.2					69.7	-10.7%
Net margin					8.9%					8.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.07					0.07
EARNINGS PER ADS					0.39					0.44	-10.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31. As reported before the application of IAS 29.

(In nominal million Chilean pesos, except per share)

	January-December 2018					January-December 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	231.4	249.2	201.9	68.2	750.6	231.0	248.9	211.4	65.0	756.3	-0.8%

Net sales	570,939	540,510	434,947	149,588	1,694,082	551,873	603,898	553,788	141,277	1,848,879	-8.4%
Cost of sales	(336,720)	(329,529)	(215,993)	(88,813)	(969,153)	(328,579)	(362,686)	(294,371)	(85,347)	(1,069,025)	-9.3%
Gross profit	234,219	210,980	218,954	60,775	724,929	223,294	241,211	259,417	55,930	779,854	-7.0%
Gross margin	41.0%	39.0%	50.3%	40.6%	42.8%	40.5%	39.9%	46.8%	39.6%	42.2%
Distribution and administrative expenses	(152,088)	(131,499)	(162,776)	(31,688)	(478,051)	(150,404)	(157,401)	(197,595)	(30,508)	(535,908)	-10.8%

Corporate expenses (2)					(5,097)					(5,220)	-2.3%
Operating income (3)	82,131	79,482	56,178	29,087	241,780	72,890	83,811	61,823	25,422	238,726	1.3%
Operating margin	14.4%	14.7%	12.9%	19.4%	14.3%	13.2%	13.9%	11.2%	18.0%	12.9%
Adjusted EBITDA (4)	124,485	106,313	68,345	39,023	333,067	115,579	111,690	79,471	36,370	337,890	-1.4%
Adjusted EBITDA margin	21.8%	19.7%	15.7%	26.1%	19.7%	20.9%	18.5%	14.4%	25.7%	18.3%

Financial (expenses) income (net)					(51,233)					(44,026)	16.4%
Share of (loss) profit of investments accounted for using the equity method					1,411					(80)	-1856.1%
Other income (expenses) (5)					(16,465)					(18,688)	-11.9%
Results by readjustement unit and exchange rate difference					(10,704)					(5,134)	108.5%

Net income before income taxes					164,789					170,798	-3.5%

Income tax expense					(51,594)					(51,798)	-0.4%

Net income					113,196					119,001	-4.9%

Net income attributable to non-controlling interests					(850)					(1,165)	-27.0%
Net income attributable to equity holders of the parent					112,346					117,836	-4.7%
Net margin					6.6%					6.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					118.69					124.49
EARNINGS PER ADS					712.12					746.92	-4.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31. As reported before the application of IAS 29.

(In nominal million US$, except per share)

Exch. Rate :	638.02	Exch. Rate :	649.12

	January-December 2018					January-December 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	231.4	249.2	201.9	68.2	750.6	231.0	248.9	211.4	65.0	756.3	-0.8%

Net sales	894.9	847.2	681.7	234.5	2,655.2	850.2	930.3	853.1	217.6	2,848.3	-6.8%
Cost of sales	(527.8)	(516.5)	(338.5)	(139.2)	(1,519.0)	(506.2)	(558.7)	(453.5)	(131.5)	(1,646.9)	-7.8%
Gross profit	367.1	330.7	343.2	95.3	1,136.2	344.0	371.6	399.6	86.2	1,201.4	-5.4%
Gross margin	41.0%	39.0%	50.3%	40.6%	42.8%	40.5%	39.9%	46.8%	39.6%	42.2%
Distribution and administrative expenses	(238.4)	(206.1)	(255.1)	(49.7)	(749.3)	(231.7)	(242.5)	(304.4)	(47.0)	(825.6)	-9.2%

Corporate expenses (2)					(8.0)					(8.0)	-0.6%
Operating income (3)	128.7	124.6	88.0	45.6	379.0	112.3	129.1	95.2	39.2	367.8	3.0%
Operating margin	14.4%	14.7%	12.9%	19.4%	14.3%	13.2%	13.9%	11.2%	18.0%	12.9%
Adjusted EBITDA (4)	195.1	166.6	107.1	61.2	522.0	178.1	172.1	122.4	56.0	520.5	0.3%
Adjusted EBITDA margin	21.8%	19.7%	15.7%	26.1%	19.7%	20.9%	18.5%	14.4%	25.7%	18.3%

Financial (expenses) income (net)					(80.3)					(67.8)	18.4%
Share of (loss) profit of investments accounted for using the equity method					2.2					(0.1)	-1886.6%
Other income (expenses) (5)					(25.8)					(28.8)	-10.4%
Results by readjustement unit and exchange rate difference					(16.8)					(7.9)	112.1%

Net income before income taxes					258.3					263.1	-1.8%

Income tax expense					(80.9)					(79.8)	1.3%

Net income					177.4					183.3	-3.2%

Net income attributable to non-controlling interests					(1.3)					(1.8)	-25.7%
Net income attributable to equity holders of the parent					176.1					181.5	-3.0%
Net margin					6.6%					6.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.19					0.19
EARNINGS PER ADS					1.12					1.15	-3.0%

(1)   Total may be different from the addition of the four countries because of intercountry eliminations

(2)   Corporate expenses partially reclassified to the operations.

(3)   Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)   Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5)   Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2018.

(In local nominal currency of each period, except Argentina (3))

	October-December 2018					October-December 2017
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$
	Nominal	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	Nominal	IAS 29	Nominal
TOTAL BEVERAGES VOLUME (Million UC)	67.9	72.2	54.0	54.0	19.4	67.2	71.9	63.0	63.0	18.9

NET SALES	166,442	901.0	5,869.6	6,013.8	378,703	158,834	844.2	4,478.9	6,765.6	357,846
Cost of sales	(94,882)	(554.5)	(2,871.5)	(3,097.2)	(224,789)	(92,848)	(489.5)	(2,284.6)	(3,608.6)	(219,400)
Gross profit	71,560	346.5	2,998.1	2,916.7	153,914	65,986	354.8	2,194.2	3,157.0	138,446
Gross margin	43.0%	38.5%	51.1%	48.5%	40.6%	41.5%	42.0%	49.0%	46.7%	38.7%
Distribution and administrative expenses	(36,993)	(186.0)	(2,215.8)	(2,317.8)	(78,545)	(37,395)	(207.7)	(1,662.9)	(2,522.7)	(75,257)

Operating income (1)	34,568	160.5	782.3	598.9	75,369	28,591	147.1	531.3	634.3	63,188
Operating margin	20.8%	17.8%	13.3%	10.0%	19.9%	18.0%	17.4%	11.9%	9.4%	17.7%
Adjusted EBITDA (2)	45,697	200.9	922.0	856.8	98,798	39,382	180.7	651.4	936.2	87,225
Adjusted EBITDA margin	27.5%	22.3%	15.7%	14.2%	26.1%	24.8%	21.4%	14.5%	13.8%	24.4%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(3) Argentina 2018 figures are also presented in accordance to IAS 29, in December 2018 currency. 2017 figures are also presented in accordance to IAS 29, in December 2018 currency.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2018.

(In local nominal currency of each period, except Argentina (3))

	January-December 2018					January-December 2017
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$
	Nominal	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	Nominal	IAS 29	Nominal
TOTAL BEVERAGES VOLUME (Million UC)	231.4	249.2	201.9	201.9	68.2	231.0	248.9	211.4	211.4	65.0

NET SALES	570,939	3,061.8	18,438.4	22,440.9	1,337,989	551,873	2,976.2	14,202.6	23,123.1	1,227,001
Cost of sales	(336,720)	(1,866.9)	(9,112.7)	(11,647.3)	(793,892)	(328,579)	(1,786.8)	(7,537.6)	(12,861.9)	(741,161)
Gross profit	234,219	1,194.9	9,325.7	10,793.6	544,097	223,294	1,189.4	6,665.0	10,261.2	485,841
Gross margin	41.0%	39.0%	50.6%	48.1%	40.7%	40.5%	40.0%	46.9%	44.4%	39.6%
Distribution and administrative expenses	(152,088)	(747.3)	(6,990.2)	(8,635.7)	(283,362)	(150,404)	(775.3)	(5,076.8)	(8,300.5)	(264,823)

Operating income (1)	82,131	447.7	2,335.5	2,157.9	260,735	72,890	414.2	1,588.2	1,960.7	221,018
Operating margin	14.4%	14.6%	12.7%	9.6%	19.5%	13.2%	13.9%	11.2%	8.5%	18.0%
Adjusted EBITDA (2)	124,485	600.4	2,850.4	3,268.9	349,512	115,579	551.3	2,038.5	3,161.9	315,831
Adjusted EBITDA margin	21.8%	19.6%	15.5%	14.6%	26.1%	20.9%	18.5%	14.4%	13.7%	25.7%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(3) Argentina 2018 figures are also presented in accordance to IAS 29, in December 2018 currency. 2017 figures are also presented in accordance to IAS 29, in December 2018 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

			Variation %
ASSETS	12-31-2018	12-31-2017	12-31-2017

Cash + Time deposits + market. Securit.	138,222	150,380	-8.1%
Account receivables (net)	183,563	196,655	-6.7%
Inventories	151,320	131,363	15.2%
Other current assets	8,480	5,612	51.1%
Total Current Assets	481,585	484,010	-0.5%

Property, plant and equipment	1,680,024	1,337,303	25.6%
Depreciation	(969,253)	(677,553)	43.1%
Total Property, Plant, and Equipment	710,771	659,750	7.7%

Investment in related companies	102,411	86,809	18.0%
Goodwill	117,229	93,598	25.2%
Other long term assets	802,508	790,692	1.5%
Total Other Assets	1,022,148	971,099	5.3%

TOTAL ASSETS	2,214,505	2,114,859	4.7%

			Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	12-31-2018	12-31-2017	12-31-2017

Short term bank liabilities	21,543	31,470	-31.5%
Current portion of bonds payable	20,664	20,156	2.5%
Other financial liabilities	1,665	2,506	-33.5%
Trade accounts payable and notes payable	283,938	291,481	-2.6%
Other liabilities	92,052	82,675	11.3%
Total Current Liabilities	419,862	428,288	-2.0%

Long term bank liabilities	2,439	13,058	-81.3%
Bonds payable	700,327	648,229	8.0%
Other financial liabilities	13,797	14,481	-4.7%
Other long term liabilities	214,364	197,571	8.5%
Total Long Term Liabilities	930,928	873,339	6.6%

Minority interest	19,902	21,923	-9.2%

Stockholders’ Equity	843,813	791,310	6.6%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,214,505	2,114,859	4.7%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	12-31-2018	12-31-2017
Chile	37,548	33,000
Brazil	47,444	72,747
Argentina (*)	29,571	31,791
Paraguay	14,292	10,396
Total	128,854	147,934

(*) Argentina 2018 figures are presented in accordance with IAS 29. 2017 figures do not consider IAS 29.

DEBT RATIOS	12-31-2018	12-31-2017
Financial Debt / Total Capitalization	0.47	0.47
Financial Debt / Adjusted EBITDA L12M	2.34	2.16
*Adjusted EBITDA L12M+Interest Income/Interest Expense L12M	5.98	6.32

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, February 28, 2019.